Exhibit 12.1

Statement Regarding

Computation of Ratios of Earnings to

Fixed Charges and Preferred Stock Dividends

	Year Ended December 31,
(US$ in millions except ratios)	2014	2013	2012	2011	2010

Earnings (1)
Pre-tax income before noncontrolling interests and income (loss) from discontinued operations, net of tax (2)	$734	$1,014	$372	$1,020	$3,049
plus: Fixed charges	491	516	404	429	461
Amortization of capitalized interest	22	21	21	19	18
Distributed income of equity investees	3	2	1	6	4
less: Capitalized interest	(6)	(4)	(13)	(16)	(21)
Preferred stock dividends and other obligations	(48)	(76)	(34)	(34)	(67)
Earnings:	$1,196	$1,473	$751	$1,424	$3,444
Fixed charges (1)
Capitalized interest	$6	$4	$13	$16	$21
Expensed interest	347	363	294	295	294
plus: Amortized premiums, discounts and capitalized debt expenditures	12	13	12	23	27
Estimate of interest within rental expense	78	60	51	61	52
Preferred stock dividends and other obligations	48	76	34	34	67
Fixed charges:	$491	$516	$404	$429	$461
Ratio of Earnings/Fixed charges	2.44	2.86	1.86	3.32	7.47

(1)                                 For the purpose of determining the Ratio of Earnings to Fixed Charges and Preferred Stock Dividends, earnings are defined as pretax income before noncontrolling interests and income (loss) from discontinued operations, net of tax in consolidated subsidiaries plus fixed charges and amortization of capitalized interest less capitalized interest and preferred stock dividend and other obligations requirements. Fixed charges consist of interest expense (capitalized and expensed), amortization of deferred debt issuance costs, portion of rental expense that is representative of the interest factor and preferred stock dividend and other obligations requirements of the registrant and consolidated subsidiaries.

(2)                                 Includes a pretax gain of $2,440 million related to the May 2010 sale of Bunge’s Brazilian fertilizer nutrients assets.